UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Viper Resources, Inc.
(Name of Issuer)
Common Stock
(Title of class of securities)
92763L107
(CUSIP number)
Scott E. Rapfogel, Attorney at Law c/o Gottbetter & Partners, LLP 488 Madison Avenue, 12th Floor, New York, New York 10020 (212) 400-6900
(Name, address and telephone number of person authorized to receive notices and communications)
April 25 , 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

Explanatory Note:

This Amendment No. 2  (“Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on April 3, 2008 and amended on August 13, 2008 (“Schedule 13D”), relating to the Common Stock, par value $.00001 per share (the “Common Stock”), of Viper Resources, Inc.  (“Issuer”).

On April 25, 2011, pursuant to a Stock Purchase Agreement, the Reporting Person sold 35,000,000 shares of Common Stock of the Issuer to Comerica Capital, LLC.  Effective April 25, 2011, the Reporting Person resigned as an officer and director of the Issuer, a new director was appointed to serve as a member of the Issuer’s board of directors, and, following such appointment, four (4) additional directors were appointed to the Issuer’s board of directors and the new board appointed four (4) new officers.  The new members constituting the Issuer’s board of directors were designated by Comerica Capital, LLC.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 92763L107	13D/A	Page 2

1	NAME OF REPORTING PERSON: MASSIMILIANO POZZONI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	
6	CITIZENSHIP OR PLACE OF ORGANIZATION: ITALY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: N/A
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%
14	TYPE OF REPORTING PERSON:

(1)	See the “Explanatory Note” on page 1 hereof.

CUSIP No. 92763L107	13D/A	Page 3

ITEM 4   PURPOSE OF THE TRANSACTION

This Amendment is being filed to report the sale in a private, negotiated transaction of 35,000,000 shares in the aggregate of Common Stock of the Issuer by the Reporting Person on April 25, 2011.  Item 4 of Schedule 13D is hereby changed to reflect the information in the “Explanatory Note” on page 1 hereof.  The information in the “Explanatory Note” is incorporated herein by this reference.

ITEM 5   INTERESTS IN SECURITIES OF THE ISSUER

The total number of shares of Common Stock of the Issuer that the Reporting Person beneficially owns, in the aggregate, is 0, which represents 0.00% of the total outstanding shares of Common Stock of the Issuer.  Item 5 of Schedule 13D is hereby changed to reflect the information in the “Explanatory Note” on page 1 hereof.  The information in the “Explanatory Note” is incorporated herein by this reference.

ITEM 6    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES IF THE ISSUER

Except as described in the Explanatory Note on page 1 hereof and in Item 7 below, the Reporting Person has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.  Item 6 of the Schedule 13D is hereby changed to reflect the information in the “Explanatory Note” on page 1 hereof and Exhibit 1 filed herewith.  The information in the “Explanatory Note” and Exhibit 1 are incorporated herein by this reference.

ITEM 7 MATERIALS TO BE FILED AS EXHIBITS

The following exhibit is being filed as Exhibit 99.1 to this Amendment and is hereby incorporated by reference as part of this Amendment:

Exhibit 1 -- Stock Purchase Agreement dated as of April 25, 2011, among the Reporting Person, Chimerica Capital, LLC and Gottbetter & Partners, LLP, as Escrow Agent

CUSIP No. 92763L107	13D/A	Page 4

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2011

/s/ MASSIMILIANO POZZONI
Name: MASSIMILIANO POZZONI